Teva Advances Pipeline of Movement Disorder Assets with Announcement of Positive Top-Line
Data from the First Pivotal Study of Investigational Treatment for Patients with Tardive Dyskinesia

Currently, there are no approved therapies in the U.S. for tardive dyskinesia, representing significant unmet need

ARM-TD study meets primary endpoint; results show SD-809 reduces abnormal involuntary movement in patients with tardive dyskinesia; favorable safety and tolerability also demonstrated
Complements Teva’s growing CNS franchise in movement disorders and neurodegenerative conditions

Jerusalem, June 16, 2015 – Teva Pharmaceutical Industries Ltd., (NYSE and TASE:TEVA) today announced positive top-line results from the pivotal clinical study Aim to Reduce Movements in Tardive Dyskinesia (ARM-TD) designed to evaluate the efficacy of SD-809 (deutetrabenazine) in the treatment of moderate to severe tardive dyskinesia. Top-line data showed that the study met its primary endpoint and demonstrated a positive trend in all secondary endpoints. Importantly, the study also showed a favorable safety and tolerability profile, including low rates of depression, somnolence, insomnia and akathisia.

The primary endpoint of ARM-TD was the change in the Abnormal Involuntary Movement Scale (AIMS) from baseline to end of therapy, assessed by blinded centralized video rating. The study results show patients taking SD-809 achieved an improvement of 3.0 points on the AIMS score from baseline to end of therapy compared to 1.6 points in placebo (p = 0.0188) for a clinically meaningful effect. Study results also demonstrated a favorable safety and tolerability profile of SD-809. Fewer patients taking SD-809 than placebo experienced serious adverse events (SAEs) Three patients discontinued from the study for adverse events (1 in SD-809 group vs. 2 in placebo group). For all other side effects reported in the study, rates in the SD-809 group were similar or lower than the placebo group. Further analysis of the additional data from the study is ongoing and details will be shared at future medical meetings and through peer-reviewed publication.

Tardive dyskinesia, a condition for which there are no approved therapies in the United States, is a hyperkinetic movement disorder characterized by repetitive and uncontrollable movements of the tongue, lips, face, trunk and extremities. The often debilitating disorder affects about 500,000 people in the United States and is a result of treatment with widely used medications for psychiatric conditions such as schizophrenia and bipolar disease, and certain drugs used for treating various gastrointestinal disorders.

“SD-809 is an exciting addition to Teva’s CNS portfolio and has the potential to offer a meaningful and much needed therapeutic option to patients suffering from involuntary movements related to a number of disorders. Currently our development program includes studies in tardive dyskinesia, Huntington’s disease and Tourette syndrome,” said Michael Hayden, M.D., Ph.D., President of Global R&D and Chief Scientific Officer at Teva. “We are committed to developing innovative medicines in this therapeutic area and we are making great progress in bringing a potential new treatment to the patients and their families who can benefit most.”

SD-809 became part of Teva’s central nervous system (CNS) product portfolio with the acquisition of Auspex Pharmaceuticals in May 2015. Teva has numerous development programs in CNS focused on neurodegeneration and movement disorders which include Huntington’s disease, Tourette syndrome, Parkinson’s disease, multiple sclerosis, and tardive dyskinesia. In addition to SD-809, Teva is developing pridopidine, laquinimod and other undisclosed assets in the neurodegenerative category.

“We are extremely pleased with these data of SD-809 in another condition with people in great need,” said Pratik Shah, Ph.D., president and CEO, Auspex Pharmaceuticals. “We believe strongly in the potential of SD-809 to become a treatment of choice for tardive dyskinesia and other seriously debilitating movement disorders.”

“These clear and clinically meaningful efficacy and safety results for SD-809 in a rigorously performed global multicenter clinical trial for tardive dyskinesia are very encouraging,” said Hubert Fernandez, M.D., Professor of Neurology at the Center for Neurological Restoration at the Cleveland Clinic and Principal Investigator of the SD-809 ARM-TD clinical study. “There is a serious and growing medical need as tardive dyskinesia is one of the most debilitating and often irreversible side effects of dopamine receptor blocking agents, which are increasingly being used in the United States for various psychiatric disorders and gastrointestinal conditions. With no approved treatments of this serious condition currently available, the need for a therapeutic solution is urgent and overdue.”

About The ARM-TD Study

The ARM-TD study was a 1:1 randomized, double-blind, placebo-controlled, parallel-group study of 117 patients globally (104 patients completed the study) with moderate to severe tardive dyskinesia. Enrolled patients received either SD-809 or placebo, which was titrated to optimal dosage over the course of six weeks, and then administered at that dose for another six weeks for a total treatment of 12 weeks. For further details on the ARM-TD study, visit https://clinicaltrials.gov/ct2/show/study/NCT02195700.

The objectives of the study were to evaluate the efficacy of SD-809 in reducing the severity of abnormal involuntary movements associated with tardive dyskinesia and to evaluate the safety and tolerability of titration and maintenance therapy with SD-809 in subjects with drug-induced tardive dyskinesia.

About SD-809

SD-809 (deutetrabenazine) is an investigational, oral, small molecule inhibitor of vesicular monoamine 2 transporter, or VMAT2, that is designed to regulate the levels of a specific neurotransmitter, dopamine, in the brain. SD-809 is being developed for the treatment of chorea associated with Huntington’s disease, a neurodegenerative movement disorder that impacts cognition, behavior, and movements. Teva is investigating the broad potential of SD-809 for treating additional movements disorders such as tardive dyskinesia and tics associated with Tourette syndrome.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

# # #